UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Quotesmith.com, Inc.

(Name of Issuer)

Common Stock, par value $0.003 per share

(Title of Class of Securities)

749117107

(CUSIP Number)

William V. Thoms
8205 South Cass Avenue
Suite 102
Darien, Illinois 60561
(630) 515-0170

with a copy to:

David J. Kaufman, Esq.
Duane Morris LLP
227 West Monroe Street
Suite 3400
Chicago, Illinois 60606
(312) 499-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749117107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William V. Thoms

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF; PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 710,500(1)

	8.	Shared Voting Power 4,720,081

	9.	Sole Dispositive Power 710,500(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 710,500(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 14.4%

14.	Type of Reporting Person (See Instructions) IN

(1)           See Items 4, 5 and 6.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Susan E. Thoms

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF; PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 710,500(1)

	8.	Shared Voting Power 4,720,081

	9.	Sole Dispositive Power 710,500(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 710,500(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 14.4%

14.	Type of Reporting Person (See Instructions) IN

(1)           See Items 4, 5 and 6.

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission on March 18, 2004.  Unless otherwise stated herein, the Original 13D remains in full force and effect.  Terms used herein and not otherwise defined herein shall have the meanings ascribed thereto in the Original 13D.

Item 2.	Identity and Background
The first paragraph of Item 2 is hereby amended and restated as follows:

This Statement is filed by William V. Thoms (“Thoms”) and Susan E. Thoms (“Mrs. Thoms”) as tenants in common who own 710,500 shares of Common Stock (the “Shares”) (each, a “Holder” and collectively, the “Holders”).

Item 4.	Purpose of Transaction
The second paragraph of Item 4 is hereby amended and restated as follows:

Upon the issuance and sale of the shares pursuant to the Stock Purchase Agreement by and between Quotesmith and Zions Bancorporation (“Zions”), dated March 1, 2004 (the “Stock Purchase Agreement”), Zions will acquire 2,363,636 shares of Common Stock, representing approximately 32.3%(a) of the issued and outstanding shares of Common Stock.  In addition, pursuant to the terms and conditions set forth in the Investor Rights Agreement described in Item 6 below, so long as Zions(b) holds at least 40% of the shares of Common Stock purchased by it pursuant to the Stock Purchase Agreement, each of (1) Quotesmith, (2) Thoms, (3) Mrs. Thoms, (4) Robert S. Bland, Chairman of the Board, President and Chief Executive Officer of Quotesmith (“Bland”), (5) Maureen A. Bland, Bland’s spouse (“Mrs. Bland”), (6) Southcote Partners, L.P., a Delaware limited partnership the general partners of which are Bland and Mrs. Bland (“Southcote” and, together with Bland and Mrs. Bland, the “Bland Parties”), and (7) Zions have agreed that (a) the number of Directors on the Board of Directors of Quotesmith shall be fixed at 7 and (b) Zions shall be entitled to nominate or appoint one director to the Board of Directors of Quotesmith (the “Zions Director”).

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:
The information contained in Item 6 is hereby incorporated by reference herein.

(a)                                  Percentage interest calculations in this Amendment are based upon Quotesmith having 4,958,232     total outstanding shares of Common Stock on March 1, 2004, the date the Stock Purchase Agreement was entered into, as represented by Quotesmith in Section 2.3 of the Stock Purchase Agreement.

(b)                                 For purposes of the descriptions herein of the terms and conditions of the Investor Rights Agreement, the term “Zions” shall include Zions and its affiliates and their respective successors or any transferee or assignee of all of the shares of Common Stock purchased by it pursuant to the Stock Purchase Agreement (the “New Shares”).

(a)           The information in this Amendment with respect to Zions and the Bland Parties is based solely on information provided by Quotesmith to the Holders.  As of the date of this Amendment, each of Thoms and Mrs. Thoms is the beneficial owner of 710,500 shares of Common Stock pursuant to Rule 13d-3 of the Act, representing approximately 14.4% of the issued and outstanding Common Stock.  As of the date of this Amendment, each of Bland, Mrs. Bland and Southcote is the beneficial owner of 2,356,445 shares of Common Stock pursuant to Rule 13d-3 of the Act, representing approximately 47.5% of the issued and outstanding Common Stock.

As of the date of the filing of this Statement, Zions does not own any shares of Common Stock.  Upon the satisfaction or waiver of the closing conditions set forth in the Stock Purchase Agreement (including, among other things, approval by the affirmative vote of a majority of the total votes cast on such issuance and sale in person or by proxy at a meeting of Quotesmith’s stockholders duly called and held) and the issuance and sale of the New Shares to Zions, Zions will acquire 2,363,636 shares of Common Stock, which represents approximately 32.3% of the outstanding shares of Common Stock.  As described in more detail in Item 6, on May 7, 2004, each of the Holders and the Bland Parties entered into voting agreements with Zions pursuant to which they have agreed to vote or cause to be voted all of their shares of Common Stock in favor of, among other things, the issuance and sale of the New Shares to Zions.   Because the Holders and the Bland Parties own, in the aggregate, more than a majority of the total shares of Common Stock entitled to vote on such matter as of the date of this Amendment, the issuance and sale of the New Shares is no longer subject to any material contingencies.  Therefore, pursuant to Rule 13d-3 of the Act, Zions is the beneficial owner of 2,363,636 shares of Common Stock, representing approximately 32.3% of the issued and outstanding Common Stock.

In addition, because each of the Holders and the Bland Parties have agreed pursuant to the terms of the Investor Rights Agreement to vote their shares of capital stock of Quotesmith, and any shares of capital stock of Quotesmith for which they have voting rights, to elect the Zions Director, the Holders, the Bland Parties and Zions may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.  Each of the Holders disclaims the existence of a group with the Bland Parties and Zions, and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any Holder that such a group exists.

(b)           The Holders will have the sole power to dispose or direct the disposition of all of the Shares.  Each of Thoms and Mrs. Thoms disclaims beneficial ownership of any shares of Common Stock or other securities beneficially owned by Zions or any of the Bland Parties, and the filing of this Statement and the information contained herein shall not be construed as an admission that either Thoms or Mrs. Thoms is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such shares of Common Stock or other securities.

Upon the satisfaction or waiver of the closing conditions set forth in the Stock Purchase Agreement (including, among other things, approval by the affirmative vote of a majority of the total votes cast on such issuance and sale in person or by proxy at a meeting of Quotesmith’s stockholders duly call and held) and the issuance and sale of the New Shares to Zions, Zions will have the sole power to vote and dispose or direct the vote or disposition of all of the New Shares.  Each of the Bland Parties and Zions has the sole  power to vote and dispose or direct the vote or disposition of all of their respective shares of Common Stock listed in Item 5(a).  In addition, because each of the Holders and the Bland Parties have agreed pursuant to the terms of the Investor Rights Agreement to vote their shares of capital stock of Quotesmith, and any shares of capital stock of Quotesmith for which they have voting rights, to elect the Zions Director, the Holders may be deemed to have the shared power to vote or direct the voting of the 4,720,081 shares of Common Stock beneficially owned by the Bland Parties and Zions in the aggregate.

Each of the Bland Parties’ business address is 8205 South Cass Avenue, Suite 102, Darien, Illinois 60561.  Bland is the Chairman of the Board, President and Chief Executive Officer of Quotesmith.  Mrs. Bland is a homemaker.  Southcote is a holding company for all of the shares of Common Stock beneficially owned by Bland and Mrs. Bland.  Each of Bland and Mrs. Bland are U.S. Citizens.  Southcote is a Delaware limited partnership.

Zions business address is One South Main Street, Suite 1138, Salt Lake City, Utah 84111.

During the past five years, to the best knowledge of each Holder, no directors nor executive officers of Zions have, nor has any of the Bland Parties (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.  Each of those individuals is a citizen of the United States.

On May 5, 2004, Thoms sold a total of 10,000 shares in the open market pursuant to a Rule 10b5-1 plan.

(c)           Except as described above and in any statement, no Holder has, nor to the knowledge of the Holders, neither Zions nor any of the Bland Parties has, effected any transactions in the securities of Quotesmith during the past 60 days.

(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Voting Agreements.

On May 7, 2004, the Holders, on the one hand, and Zions, on the other hand, entered into a Voting Agreement (the “Thoms Voting Agreement”).  In addition, on May 7, 2004, the Bland Parties, on the one hand, and Zions, on the other hand, entered into a Voting Agreement (the “Bland Voting Agreement” and, together with the Thoms Voting Agreement, the “Voting Agreements”).  Except for the parties thereto and number of shares beneficially owned by such parties, the Thoms Voting Agreement and the Bland Voting Agreement are identical with respect to their provisions.

The Voting Agreements provide that each of the parties thereto will vote or caused to be voted all of their shares of Common Stock (1) in favor of the issuance and sale of 2,363,636 shares of Common Stock to Zions pursuant to terms of the Stock Purchase Agreement and the consummation of the transactions contemplated by the Stock Purchase Agreement and the Investor Rights Agreement; (2) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Quotesmith under the Stock Purchase Agreement; and (3) against any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially adversely affect the benefit to Zions of the transactions contemplated by the Stock Purchase Agreement.  Each of the parties thereto also agrees not to enter into any agreement, arrangement or understanding with any person or entity prior to the Termination Date (as defined below) to vote or give instructions, whether before or after the Termination Date, in any manner inconsistent with (1), (2) or (3) above.

The term “Termination Date” is defined for purposes of the Voting Agreements as the earlier of (1) the consummation of the transactions contemplated by the Stock Purchase Agreement and (2) the termination of the Stock Purchase Agreement in accordance with its terms.

All descriptions of the Thoms Voting Agreement herein are qualified in their entirety by the full text of the Thoms Voting Agreement, a copy of which is attached as Exhibit 2 hereto and is incorporated by reference herein.  All descriptions of the Bland Voting Agreement herein are qualified in their entirety by the full text of the Bland Voting Agreement, a copy of which is attached as Exhibit 1 hereto and is incorporated by reference herein.

Stock Purchase Agreement Amendment.

The Stock Purchase Agreement was amended on May 7, 2004 (the “Stock Purchase Agreement Amendment”) to, among other things, (1) reduce the $13,000,000 purchase price for the New Shares by any and all amounts (including, without limitation, principal and interest) payable to Zions pursuant to that certain Promissory Note, dated as of May 7, 2004 (the “Promissory Note”), made by Quotesmith for the benefit of Zions, as of the date of the issuance and sale of the New Shares pursuant to the Stock Purchase Agreement, (2) provide that the closing of the issuance and sale of the New Shares shall occur on the third business day after the satisfaction or waiver of the conditions to closing set forth in the Stock Purchase Agreement, (3) provide that the proceeds from the issuance and sale of the New Shares will be used by Quotesmith to repay any amounts payable to Zions under the Promissory Note and for general corporate purposes, (4) reflect the fact that the applicable standard for stockholder approval of the issuance and sale of the New Shares is approval by the affirmative vote of a majority of the total votes cast on such issuance and sale in person or by proxy at a meeting of Quotesmith’s stockholders duly call and held and not approval by the affirmative vote of a majority of the outstanding shares of Common Stock, (5) delete certain conditions to Quotesmith’s obligation to issue and sell the New Shares to Zions and (6) change the date by which if the closing of the issuance and sale of the New Shares has not occurred either Zions or Quotesmith may terminate the Stock Purchase Agreement (so long as they have not materially breached their obligations thereunder) from June 1, 2004 to November 7, 2004.

All descriptions of the Stock Purchase Agreement Amendment herein are qualified in their entirety by the full text of the Stock Purchase Agreement Amendment, a copy of which is attached as Exhibit 3 hereto and is incorporated by reference herein.

Joinder Agreements to the Investor Rights Agreement.

On May 7, 2004, each of Mrs. Thoms, Mrs. Bland and Southcote entered into joinder agreements (collectively, the “Joinder Agreements”) to the Investor Rights Agreement whereby they agreed to be bound by the terms and conditions of the Investor Rights Agreement to the same extent as Thoms and Bland.

All descriptions of the Joinder Agreements herein are qualified in their entirety by the full text of the Form of Joinder Agreement to the Investor Rights Agreement, a copy of which is attached as Exhibit 4 hereto and is incorporated by reference herein.

Except as set forth herein or in the exhibits filed herewith, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1:	Voting Agreement, dated as of May 7, 2004, by and among Zions Bancorporation, on the one hand, and Robert S. Bland, Maureen A. Bland and Southcote Partners, L.P., on the other hand.
Exhibit 2:	Voting Agreement, dated as of May 7, 2004, by and among Zions Bancorporation, on the one hand, and William V. Thoms and Susan E. Thoms, on the other hand.
Exhibit 3:	Amendment No. 1, dated as of May 7, 2004, to Stock Purchase Agreement, dated as of March 1, 2004, by and between Quotesmith.com, Inc. and Zions Bancorporation.
Exhibit 4:

Form of Joinder Agreement, dated as of May 7, 2004, to Investor Rights Agreement, dated as of March 1, 2004, by and among Quotesmith.com, Inc., Zions Bancorporation, Robert S. Bland and William V. Thoms.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ WILLIAM V. THOMS
William V. Thoms

/s/ SUSAN E. THOMS
Susan E. Thoms

Dated May 13, 2004

Attention:  Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit 1:	Voting Agreement, dated as of May 7, 2004, by and among Zions Bancorporation, on the one hand, and Robert S. Bland, Maureen A. Bland and Southcote Partners, L.P., on the other hand.

Exhibit 2:	Voting Agreement, dated as of May 7, 2004, by and among Zions Bancorporation, on the one hand, and William V. Thoms and Susan E. Thoms, on the other hand.

Exhibit 3:	Amendment No. 1, dated as of May 7, 2004, to Stock Purchase Agreement, dated as of March 1, 2004, by and between Quotesmith.com, Inc. and Zions Bancorporation.

Exhibit 4:

Form of Joinder Agreement, dated as of May 7, 2004, to Investor Rights Agreement, dated as of March 1, 2004, by and among Quotesmith.com, Inc., Zions Bancorporation, Robert S. Bland and William V. Thoms.